SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                    FORM 6-K


                        REPORT OF FOREIGN PRIVATE ISSUER
                      PURSUANT TO RULE 13A-16 OR 15D-16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934


                                  July 10, 2002


                           Telewest Communications plc
                          ----------------------------
                 (Translation of Registrant's Name into English)


  Genesis Business Park, Albert Drive, Woking, Surrey, United Kingdom, GU21 5RW
  -----------------------------------------------------------------------------
                    (Address of Principal Executive Offices)



Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.


           Form 20-F      X                       Form 40-F
                     -----------                            -----------

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                 Yes                                     No      X
                     -----------                            -----------


If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _____.

                                  EXHIBIT INDEX


    Exhibit                               Description
    -------                               -----------

      99.1 Telewest's US GAAP Financial Statements and Management's Discussion and Analysis of Financial Condition and Results of Operations with respect to the three months ended March 31, 2002.

                                    SIGNATURE


Pursuant to the requirement of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                            TELEWEST COMMUNICATIONS PLC

Dated: July 10, 2002                        By: /s/ Clive Burns
                                                -------------------------------
                                                Name: Clive Burns
                                                Title: Company Secretary

















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